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                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                                (RULE 13D - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 3)

                         The Emerging Germany Fund Inc.
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                                (Name of Issuer)

                      Common Stock, par value $.001 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   290913102
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                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 5, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|



                                Page 1 of 5 Pages

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				SCHEDULE 13D

CUSIP NO. 290913102 					PAGE 2 OF 5 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Bankgesellschaft Berlin AG
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS							WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION     Federal Republic of Germany
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      NUMBER OF          7. SOLE VOTING POWER                     1,632,000
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                           0
      OWNED             ------------------------------------------------------
      BY EACH            9. SOLE DISPOSITIVE POWER                1,632,000
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                      0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                            1,632,000
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES					        [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	       11.7%
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14.   TYPE OF REPORTING PERSON					          BK
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                          Page 2 of 5 Pages

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This Amendment No. 2 amends and supplements Item 3 and Item 5 of the Schedule
13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of The Emerging Germany Fund Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source and amount of the funds used by the Bank to purchase the 282,100 shares of Common Stock reported in Item 5(c) was working capital and aggregated approximately $2,937,033 (exclusive of commissions).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated March 17, 1997, relating to the 1997 Annual Meeting of Stockholders states that, as of the close of business on March 7, 1997, there were 14,008,334 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 1,632,000 shares of Common Stock, which constitute approximately 11.7% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) Since August 15, 1997, the date of the filing of Amendment No. 2 to the Schedule 13D relating to its ownership of shares of Common Stock, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:


      Date         Number of Shares Purchased        Price Per Share
---------------    --------------------------        ---------------
August 18, 1997              40,000                  $  10.3100
August 20, 1997               5,000                     10.8125
August 21, 1997              20,000                     10.7500
August 22, 1997               1,100                     10.3750
August 26, 1997              11,500                     10.2500
August 27, 1997               7,300                     10.2500
August 28, 1997                 900                     10.1875
August 29, 1997              23,100                      9.9375
September 2, 1997            10,500                     10.1458
September 3, 1997            17,500                     10.3714
September 5, 1997            11,700                     10.4375
September 8, 1997             4,500                     10.5208
September 12, 1997           10,300                     10.1214



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      Date          Number of Shares Purchased        Price Per Share
---------------     --------------------------        ---------------

September 15, 1997           4,600                      10.1726
September 16, 1997          20,400                      10.3980
September 17, 1997          93,600                      10.5881


                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.




                               Page 4 of 5 Pages

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                                   SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 1997                 Bankgesellschaft Berlin AG


                                         By: /s/ E. Joseph Carrico
                                             ------------------------
                                             Name:  E. Joseph Carrico
                                             Title: Director



                                         By: /s/ Gregory L. Melville
                                             --------------------------
                                             Name:  Gregory L. Melville
                                             Title: Assistant Director



                               Page 5 of 5 Pages